Edward B. Crosland, Jr.
Direct Dial 202-944-1101
Direct Fax 202-944-1109
ecrosland@joneswalker.com
November 16, 2007
Julia E. Griffith, Esq.
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549-0303

Re:	Pinnacle Bancshares, Inc.
Schedule 13E-3 filed October 18, 2007
File No. 005-50933
Dear Ms. Griffith:
     On behalf of Pinnacle Bancshares, Inc. (“Pinnacle”), set forth below are responses to comments contained in your letter of October 31, 2007, with respect to the Schedule 13E-3.
Schedule TO — General
1.	While Pinnacle may file a combined Schedule 13E-3 and Schedule TO under cover of Schedule TO pursuant to General Instruction I of Schedule 13E-3 and General Instruction J to Schedule TO, and while we note that you have checked the box on the cover of Schedule 13E-3 indicating that the filing is a tender offer, you have not filed a Schedule TO as is required. Please confirm whether or not the tender offer is being made in reliance on Rule 13e-4(h)(5).
Response: As disclosed under “Introduction” in the Schedule 13E-3, the offer is an “odd-lot” tender pursuant to Rule 13e-4(h)(5) under the Securities Exchange Act of 1934, as amended.
2.	We note that you are offering security holders a $50 payment for tendering their shares by the expiration date. This incentive payment does not appear to comport with the requirements of Rule 13e-4(f)(8)(ii). Please revise or advise us of the basis for why the offer is made in compliance with Rule 13e-4(h)(5)(ii) given its potential to disproportionately reward some security holders based on the number of securities each holds in comparison to the amount held by other security holders.

Julia E. Griffith, Esq.
November 16, 2007

Response: The offer is not intended to disproportionately reward any security holder based on the number of shares held. The $50 payment represents a reimbursement of Pinnacle’s estimated annual servicing costs (transfer agent, proxy statement, annual report, postage, etc.) for each stockholder of record. See the second paragraph under “Introduction” (page 1).
3.	We do not see a summary advertisement filed as an exhibit to the Schedule 13E-3, unless you used the flier filed as exhibit 16(a)(1)(viii) as a summary ad. Please tell us whether you have published a summary advertisement, and file it as an exhibit to the Schedule 13E-3. See Item 1016(a) of Regulatory M-A.
Response: No summary advertisement was published or filed as an exhibit to the Schedule 13E-3. A press release dated October 18, 2007 (filed as Exhibit No. 16(a)(5)) was issued in connection with the odd-lot tender.
4.	If you have not used a summary advertisement, please advise us how you have complied with the dissemination requirements of Rule 13e-3(f)(2) or whether the offer was disseminated pursuant to Rule 13e-3(f)(l)(i).
Response: As an odd-lot tender exempt from Rule 13e-4 under Rule 13e-4(h)(5), Rule 13e-3(f)(2) does not appear to be applicable. Pursuant to Rule 13e-3(f)(1)(i), information required by Rule 13e-3(e) was made available to all holders of the class of securities subject to the tender offer (based on the records of the transfer agent) more than 20 days prior to any purchase by Pinnacle.
Offer to Purchase Introduction, page 1
5.	You refer at several places in your document to significant cost savings that will result from no longer being a registered company. Quantify these costs, in the summary section and where you discuss the impact of the Sarbanes Oxley Act elsewhere in the offer to purchase.
Response: The costs have been quantified in the summary section (page 1) and under “Effects Of The Tender Offer” (page 9).
6.	Please clarify why you believe that mailing a check (see page 3) complies with Rule 14e-1(c).
Response: The Offer to Purchase discloses that the check will be mailed “promptly” following expiration of the offer (page 3). Rule 14e-1(c) provides that “no person who makes a tender offer shall . . . (c) Fail to pay the consideration offered . . . promptly after termination of . . . a tender offer.” We are uncertain how the payment of the offered consideration by bank check would not comply with this Rule.

Julia E. Griffith, Esq.
November 16, 2007

Questions and Answers, page 4
7.	We note that you reserve the right to amend the offer in your sole discretion. Please confirm your understanding that all conditions to the offer must be satisfied or waived prior to expiration.
Response: Pinnacle hereby confirms that all conditions to the offer must be satisfied or waived prior to expiration.
Special Factors, page 6
Effects of the tender offer, page 8
8.	Briefly disclose how Pinnacle will account for the tender offer. See Item 1004(a)(1)(iii) of Regulation M-A.
Response: The Offer to Purchase has been revised to disclose how Pinnacle will account for the tender offer. See ‘ Effects of the Tender Offer” (page 10).
Determination of Fairness of Offer by Our Board of Directors, page 10
9.	The factors that you list on page 10 in support of the board’s finding of fairness do not appear to support that finding. For example, the facts that the offer is voluntary and at a premium to the current trading price do not necessarily mean that the consideration is fair. If these are the only factors the board considered, then state that in the document. If the board considered other factors, please revise to include them.
Response: This section has been expanded. See pages 11-14. It also discloses on page 13 that the “. . . discussion is intended to describe the factors upon which we based our determination that the Offer is fair to all stockholders.”
10.	See our last comment above. Rather than simply listing the factors the board of directors considered in reaching its fairness determination, describe how the board analyzed each factor to arrive at its conclusion. Your expanded discussion should address both those factors weighing in favor of fairness, as well as those weighing against. In general, all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are relevant to the fair value of the applicable securities. To the extent that the board did not consider one or more of these factors in its analysis, this fact (and why) should be discussed and explained. Please revise.
Response: The factors listed in Instruction 2 to Item 1014 of Regulation M-A are discussed in the revised disclosure. See pages 12-13.

Julia E. Griffith, Esq.
November 16, 2007

11.	At the top of page 12, you refer to the possibility of a second step transaction. The disclosure is so vague as to provide little meaningful information about the Company’s plans concerning additional tender offers or other transactions. Please revise to clarify this point.
Response: The Offer to Purchase has been revised to clarify this point. See “Possibility Of Second Transaction To Reduce The Number Of Stockholders” (page 14).
12.	Disclose the reasons for undertaking the transaction at this time. At present, the cost of regulatory compliance has only been cited as a reason supporting the decision to undertake a transaction subject to Rule 13e-3. See Item 1013(c) of Regulation M-A.
Response: The third paragraph under “Introduction” (page 1) has been revised to disclose the reason for undertaking the transaction at this time.
Source and amount of Funds, page 15
13.	Provide a brief explanation of the terms of a transaction where you would use dividends from the bank to pay for the shares tendered. See Item 1007(a) of Regulation M-A.
Response: Dividends from the Bank will not be necessary to fund the transaction. This disclosure has been removed from the revised Offer to Purchase.
Summary and Consolidated Financial Information, page 19
14.	Provide the ratio of earnings to fixed charges data required by Item 1010(c)(4) of Regulation M-A. In addition, please provide the balance of information required by Item 1010(c) of Regulation M-A given that Pinnacle has elected to incorporate by reference the disclosure required by Item 1010(a). The section titled, “Summary Consolidated Financial Information” contains substandard disclosures. See Instruction 1 to Item 13 of Schedule 13E-3.

Julia E. Griffith, Esq.
November 16, 2007

Response: The ratio of earnings to fixed charges data has been provided. In addition, information required by Item 1010(c) of Registration M-A has been provided.
Sincerely,
/s/ Edward B. Crosland, Jr.
Edward B. Crosland, Jr.
EBC/evg

cc:	Robert B. Nolen, Jr.
President & CEO
Pinnacle Bancshares, Inc.

PINNACLE BANCSHARES, INC.
OFFER TO PURCHASE FOR CASH
SHARES OF COMMON STOCK HELD BY HOLDERS
OF 99 OR FEWER SHARES FOR A PURCHASE PRICE OF
$16.25 NET PER SHARE AND
$50.00 PER STOCKHOLDER
This Offer to Purchase will expire at 5:00 p.m. Central Time on ______________, December __, 2007, unless the Offer is extended or earlier terminated.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS OFFER, PASSED
UPON THE MERITS OR FAIRNESS OF THIS OFFER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE
IN THIS OFFER TO PURCHASE, AND ANY REFERENCE TO THE CONTRARY IS A CRIMINAL OFFENSE.
INTRODUCTION
     Pinnacle Bancshares, Inc. (the “Company,” “us,” “we,” “our,” or “ours”) is offering to purchase all shares of our common stock held by our stockholders who own 99 or fewer shares as of the close of business on the record date of October 10, 2007 and continue to do so during the offering, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the “Offer”). The Offer is conditioned, as to each eligible stockholder, upon that stockholder tendering all of the shares of common stock held by the stockholder to the Company. Partial tenders will not be accepted.
     The Company is offering to purchase these shares of common stock at $16.25 per share in cash. This price represents a $2.30, or 16%, premium over the last share sales price of our common stock as reported on the American Stock Exchange (the “AMEX”) prior to the record date. In addition, the Company is offering an additional payment of $50.00 as an incentive to each stockholder to sell their shares by December 3, 2007. This payment represents a reimbursement of our estimated annual servicing costs (transfer agent, proxy statement, annual report, postage, etc.) for each stockholder of record. It is not based on the number of shares held as of the record date. Also, if you are an eligible record stockholder and you tender your shares directly to the Company, you will not incur any sales commission or other charges. However, if you hold shares or tender shares through a broker, bank or other institution, you should consult with that broker, bank or institution to determine whether transaction costs are applicable.
     The purpose of this Offer is to reduce the number of persons owning shares of the Company’s common stock. If, after completion of this Offer, we have fewer than 300 stockholders of record, as calculated under the rules and regulations of the Securities and Exchange Commission (“SEC”), the Board of Directors intends to deregister the Company’s common stock under the Securities Exchange Act of 1934 (the “Exchange Act”) and become a non-reporting company. One result of this transaction would be that we would no longer have to file periodic reports with the SEC, as required under the Exchange Act, including, among other reports, annual reports on Forms 10-KSB and quarterly reports on Forms 10-QSB. In addition, we would not be subject to the SEC’s proxy rules. The Board of Directors estimates that this could result in a significant cost savings to the Company, approximately $172,000 annually, and allow management to focus on its regular business activities. This decision is principally in response to the enactment of the Sarbanes-Oxley Act and adoption of additional reporting and audit requirements thereunder applicable to public companies. The reason for undertaking the transaction at this time is to avoid the costs of compliance with the requirements of Section 404 of the Sarbanes-Oxley Act which will require the Company to incur additional expenses reporting on its internal controls in 2008. See “Special Factors — Effects Of The Tender Offer.”
     The purposes of this Offer is also to allow us to compete more effectively with other financial institutions in Alabama. At the present time, there are 140 financial institutions headquartered in the

State of Alabama with total assets of $500 million or less. Of these institutions, only three, including the Company, are subject to SEC reporting requirements under the Exchange Act.
     If this Offer does not result in a reduction of the number of stockholders necessary for the Company to deregister with the SEC, the Board of Directors may consider additional alternatives to achieve that result if the Board continues to believe that deregistration remains in the Company’s best interests. These alternatives include another tender offer (either to all holders or odd-lot holders only), a reverse stock split or other transaction. See “Special Factors — Effects Of The Tender Offer.”
     Any eligible stockholders who desires to tender all of his, her or its shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof, which is included with this Offer, in accordance with the instructions of the Letter of Transmittal and mail or deliver it, along with the certificates for the shares tendered, as instructed, or (ii) request his, her or its broker, dealer, commercial bank, trust company or nominee to effect the transaction. An eligible stockholder who desires to tender his, her or its shares and whose certificates for such shares are not immediately available may tender his, her or its shares by following the procedure for guaranteed delivery set forth in the Section entitled “Terms of the Offer — Procedure for Tendering Shares — Guaranteed Delivery.”
     If you have any questions regarding this Offer or need additional copies of any of the Offer documents, you should contact Gil Fuqua of Corporate Communications, Inc., who is serving as the Information Agent for this Offer, at 523 Third Ave. S., Nashville, Tennessee 37210; (615) 324-7311 (telephone) or (615) 254-3420 (facsimile). You may also contact your own broker, dealer, commercial banker or trust company for assistance concerning this Offer.
PLEASE READ THIS OFFER TO PURCHASE IN ITS ENTIRETY BEFORE MAKING AN
INVESTMENT DECISION
NOTE
     Neither the SEC nor any state securities commission has approved or disapproved this Offer, passed upon the merits or fairness of this Offer or passed upon the adequacy or accuracy of the disclosure in this Offer to Purchase, and any reference to the contrary is a criminal offense. In addition, no person has been authorized to make any recommendation on behalf of the Company or the Board of Directors as to whether stockholders should tender shares pursuant to this Offer. No other person has been authorized to give any information or to make any representation in connection with this Offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If given or made, such recommendation and the other information and representations must not be relied upon as having been authorized by the Company or the Board of Directors.
SPECIAL CAUTIONARY NOTICE REGARDING
FORWARD-LOOKING STATEMENTS
     This Offer to Purchase and the documents that have been incorporated herein by reference contain certain forward-looking statements and information with respect to the financial condition, results of operations, and business of the Company. These forward looking statements involve risks and uncertainties and are based on the beliefs and assumptions of management of the Company and on information available to management at the time that these disclosures were prepared. These statements might be identified by the use of words like “expect,” “anticipate,” “estimate,” and “believe,” variances of these words and other similar expressions. Readers should not place undue reliance on forward-looking statements that reflect management’s view only on the date of this Offer. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. The Company undertakes no responsibility or obligation to update any such forward-looking statements.
SUMMARY OF TERMS
     This summary of terms, as well as the questions and answers that follow, highlights selected information included elsewhere in this Offer to Purchase. The summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference elsewhere in this Offer to Purchase. We encourage you to read the entire Offer to Purchase, as well as any information that has been incorporated by reference, before making a decision to tender your shares to us. All references to the “Company,” “we,” “us,” “our,” and “ours” refer to Pinnacle Bancshares, Inc. and its subsidiary.
•	The Company is offering to purchase for cash all shares of our common stock, no par value, held by stockholders who owned 99 or fewer shares as of the close of business on October 10, 2007, the record date. Additional information regarding the terms of the Offer is set forth in “Terms of the Offer.”

•	This Offer is only available to those stockholders who own of record or beneficially own 99 or fewer shares on the record date.

•	This Offer is voluntary. Eligible stockholders may, but are not required to, tender their shares. However, eligible stockholders who wish to accept this Offer must tender all of the shares they own. Partial tenders will not be accepted.

•	The purchase price we are offering is $16.25 per share. This price represents a $2.30, or 16%, premium over the last share sales price of our common stock as reported on the AMEX on October 10, 2007 (the last trade prior to the close of the record date). We are also offering an additional payment of $50.00 to each stockholder who accepts this Offer by December 3, 2007. This payment represents a reimbursement of our estimated annual servicing costs (transfer agent, proxy statement, annual report, postage, etc.) for each stockholder of record. It is not based on the number of shares held as of the record date.

•	Stockholders who tender their shares pursuant to this Offer will be eligible to receive dividends declared prior to the close of the Offer. See “Special Factors — Entitlement to Dividends.”

•	Eligible stockholders who tender their shares directly to us will not incur any sales commission or other charges. If you hold or tender shares through a broker, bank or other institution, you should consult with the broker, bank or other institution to determine whether transaction costs are applicable.

•	The purchase price will paid to you in cash. A check for the purchase price of your shares will be mailed to you promptly following the expiration of the Offer. We will not pay any interest on the purchase price during the period between when your shares are tendered and the date you receive payment.

•	This Offer will expire at 5:00 p.m. Central Time on Monday, December ___, 2007, unless we elect to extend it or terminate it earlier. In order for your tender to be accepted by us, we must receive your tender offer documents prior to this time. We will make a public announcement if we decide to extend the tender offer. See “Terms of the Offer — Expiration and Extension of the Offer; Amendment.”

•	You may withdraw your tender of shares at any time up until the expiration of this Offer. See “Terms of the Offer — Withdrawal Rights.” If you elect to sell your shares to us pursuant to this Offer, you will no longer be a stockholder of the Company and will no longer have voting rights or the right to receive any dividends that may be declared after this Offer is completed.

•	The sale of your shares will be a taxable transaction for United States federal income tax purposes and may be such for state and local income tax purposes as well. See “Special Factors — Certain United States Federal Income Tax Consequences.” You should consult with your personal tax advisor before tendering your shares pursuant to this Offer.

•	If, after the completion of this Offer, the Company has fewer than 300 stockholders of record, we intend to deregister our common stock under the Exchange Act and become a non-reporting company. As a result, we will no longer file periodic reports with the SEC, including, among other reports, annual reports on Form 10-KSB and quarterly reports on Form 10-QSB. In addition, we will no longer be subject to the SEC’s proxy rules. However, we currently intend to provide our stockholders with annual audited financial statements and the Company and Pinnacle Bank will continue to be subject to all regulatory and reporting requirements of the Federal Reserve Board, FDIC and Alabama Banking Department.

•	If we deregister our common stock under the Exchange Act, our common stock will no longer be eligible for trading on the AMEX. We anticipate that our common stock may be quoted on the OTC Bulletin Board or the Pink Sheets Electronic Quotation System. However, we cannot predict whether or when this will occur or that an active trading market will exist for our common stock after delisting from the AMEX. As a result, it may be more difficult for remaining stockholders to sell their shares. See “Special Factors — Effects of Tender Offer.”

•	This Offer is voluntary, and the shares will be sold at a premium to the current market price. We have not engaged any person or entity to issue a “fairness” or similar opinion with respect to the Offer.
     If you have any additional questions or need additional copies of any of these documents or documents containing information incorporated by reference, you may contact Mr. Fuqua at (615) 324-7311 or talk with your broker.
QUESTIONS AND ANSWERS

Q:	Who Is Offering To Purchase My Shares?
A:	Pinnacle Bancshares, Inc. is offering to purchase shares of its common stock held by stockholders who owned 99 or fewer shares on the record date of October 10, 2007.

Q:	Am I Eligible To Participate In The Offer?
A:	You are eligible to tender your shares only if you own 99 or fewer shares of common stock, regardless of whether you own your shares of record (i.e., in your own name) or beneficially (i.e., in “street name” held by a brokerage company account maintained by you). We reserve the right to make all determinations of who is eligible to participate in this Offer.

Q:	What Will The Company Pay Me For My Shares?
A:	We are offering to pay $16.25 per share of Company common stock, in cash, without interest. We are also offering an additional payment of $50.00 to each stockholder who accepts this Offer by December 3, 2007.

Q.	If I tender my shares, will I be eligible to receive dividends?
A.	You will be eligible to receive dividends declared prior to the close of this Offer. However, you will not be eligible to receive dividends after the close of this Offer.

Q:	Will I Have To Pay Brokerage Commissions?
A:	No, provided that you are a record stockholder and tender your shares directly to us. If you hold shares or tender shares through a broker, bank or other institution, you should consult with that party to determine whether any transaction costs will be incurred.

Q:	When Will I Receive My Money?
A:	Your check will be mailed promptly after the expiration of the Offer. Please allow sufficient time for the postal service to deliver your check.

Q:	Do I Have To Tender My Shares?
A:	No. This is a voluntary offer. You may elect to tender your shares or, in the alternative, hold your shares and maintain your rights as a stockholder, including the right to vote your shares and receive dividends.

Q:	Can I Tender Less Than All Of My Shares?
A:	No. You must tender all of your shares if you wish any of your shares to be tendered. Partial tenders will not be accepted.

Q:	How Do I Tender My Shares?
A:	If you hold your shares “of record” in your own name, you can tender your shares by completing and sending the enclosed Letter of Transmittal (the blue document) along with any other documents required by the Letter of Transmittal and your stock certificates to the Company at is principal executive office, as described in the enclosed Letter of Transmittal.
     If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee (i.e., in “street name”), you should contact them if you desire to tender your shares. You will need to provide them with the instructions as to how to tender your shares included with this package.
     If you cannot deliver your shares or other required documents prior to the expiration date of this Offer, you may tender your shares by delivering the Notice of Guaranteed Delivery (the yellow document) followed by your certificates and other documents within three (3) days.
     You may also call Mr. Fuqua at (615) 324-7311 for additional information. See “Terms of Offer — Procedure for Tendering Shares” for more detailed instructions.

Q:	How Much Time Do I Have To Tender My Shares?
A:	You may tender your shares at any time until 5:00 p.m. Central Time on Monday, December ___, 2007. We may extend the Offer or waive any unfulfilled condition in our sole discretion.

Q:	How Will I Be Notified If The Offer Is Extended?
A:	If the Offer is extended past December ___, 2007, we will make a public announcement of the new expiration date no later than 9:00 a.m. Central Time on the next business day after the last previously scheduled or announced expiration date.

Q:	Until What Time Can I Withdraw Previously Tender Shares?
A:	You can withdraw tendered shares at any time prior to the expiration date, December 3, 2007. If this expiration is extended, you can withdraw tendered shares at any time prior to the new expiration date. You may also withdraw tendered shares which have not been accepted for payment within 20 business days of the expiration or extension of the Offer.

Q:	How Do I Withdraw Previously Tendered Shares?
A:	You can withdraw shares that you have already tendered by sending the timely notice of withdrawal to the Company at its principal executive office, attention: Robert B. Nolen, Jr., President and Chief Executive Officer, at the address provided at the end of this Offer to Purchase.

Q:	What If I Have Lost My Stock Certificate?
A:	If you have lost any or all of your stock certificate(s) evidencing your shares of common stock of the Company, and you wish to participate in the Offer, please contact Mr. Fuqua at (615) 324-7311.

Q:	What Is The Company’s Purpose In Making This Offer?
A.	We are making the Offer in order to reduce the number of stockholders owning the Company’s common stock. If, after this Offer, the number of stockholders is less than 300, we intend to deregister our common stock under the Exchange Act. As a result, we will no longer be subject to the SEC’s periodic reporting requirements or its proxy rules and regulations. In addition, we will no longer be subject to additional reporting and audit requirements adopted under the Sarbanes-Oxley Act with respect to public companies. We anticipate that no longer being subject to public reporting requirements and other rules and regulations will result in significant cost savings for the Company and will permit management to focus better on its business opportunities. Also, we believe that this Offer will provide an economical means for small holders of our common stock to sell at a premium to current prices without incurring brokerage commissions.

Q:	Will The Company Remain A Public Company After The Completion Of This Offer?
A:	If this Offer results in the number of our stockholders of record falling below 300, we anticipate that we will terminate the registration of our common stock under the Exchange Act. If, after the completion of this Offer, there are 300 or more stockholders of record remaining, the Company’s Board of Directors will likely consider other options to reduce the number of stockholders below 300 and deregister if the Board determines it is in the best interests of the Company. Once the Company deregisters from the Exchange Act, our common stock will not be eligible for listing on the AMEX. Thereafter, we anticipate that our common stock may be quoted on the OTC Bulletin Board or in the “pink sheets,” but we cannot predict whether or when this will occur or the liquidity of the market which will thereafter exist for our common stock. As a result, it may become even more difficult for our remaining stockholders to sell their shares.

Q:	How Will The Company Pay For The Shares Offered?
A.	The Company will pay for any tendered shares out of its cash and liquid assets. The Company will not borrow any funds to pay for the purchase price of the tendered shares. We have sufficient paid in capital to pay for all shares of our common stock which are eligible to be tendered at the price offered.

Q:	Can The Company Amend The Terms Of The Offer?
A.	Yes. The Company reserves the right, in its sole discretion, to amend the Offer in any respect. The Company will announce any amendment to the Offer by making a public announcement of the amendment.

Q:	Did The Board Of Directors Receive Any Fairness Opinions Or Similar Reports Regarding The Fairness Of The Offer?
A:	The Board of Directors did not receive any fairness opinion from outside financial advisors due to the fact that this is a voluntary offer for a limited number of shares at a premium above the last reported market price.

Q: A:	What Are The Federal Income Tax Consequences Of Participating In The Offer? Generally, you will be subject to United States federal income taxation when you receive cash from the Company in exchange for the shares you tender. Your tender of shares may also qualify as a taxable transaction for state, local, foreign and other tax purposes as well. Please consult with your personal tax advisor to determine the federal, state, local, and foreign tax consequences of sales made by you pursuant to the Offer in view of your own particular circumstances before tendering your shares. See “Special Factors — Certain United States Federal Income Tax Consequences.”

Q:	Who Can I Contact If I Have Additional Questions About The Offer?
A:	If you have any additional questions, you may contact Mr. Fuqua at (615) 324-7311 (telephone) or (615) 254-3420 (facsimile).
SPECIAL FACTORS
Background of Tender Offer
     In 1997, the Company became the public holding company of Pinnacle Bank, Jasper, Alabama (the “Bank”). The Company’s activities primarily consist of (i) investing capital retained at the holding company level and (ii) owning the Bank. There are approximately 350 stockholders of record who owned 1,462,359 shares of our common stock on the record date. However, approximately 79% of these shares are held by brokerage accounts in “street name”, so that the number of actual beneficial owners of common stock exceeds the number of holders of record.

     There has been a limited trading market for our common stock in recent years. This may be due, in part, to the relatively few number of stockholders owning the Company’s stock. In addition, approximately 13% of the Company’s common stock is beneficially owned or controlled by the executive officers and directors of the Company. In the past 12 months ended on the record date, our common stock was not traded at all on 99 of the 250 eligible trading days. On the days traded, our common stock had an AMEX market trading volume of 14,900 shares, 67,300 shares and 175,900 shares for the three month, six month and 12 month periods ended on the record date, respectively. Of the 175,900 shares traded during the last 12 months, 52% were traded on only 17 of the 151 active trading days. As a result, a relatively small number of shares are typically traded on those days where trading actually occurs. Our limited trading market has not allowed our stockholders to recognize the primary benefit which should be available to stockholders of a publicly traded company, which is the ability to buy and sell stock in a liquid market in which accurate and timely pricing information is readily available.
     Another potential advantage of being a publicly traded institution is the ability to access public capital markets to meet additional capital needs. However, since the Bank initially became a public company in 1986, we have had no additional capital needs. In fact, we have traditionally held excess capital. We have also not made any additional public offerings of common stock since our organization. In addition, we have not used our common stock as consideration for any acquisition. Currently, we do not anticipate issuing additional shares of common stock in either public or private transactions.
     Although our stockholders are provided some benefit from our being a publicly traded company, we feel that our compliance with increasingly stringent reporting and auditing requirements provides many disadvantages to off set this benefit. As a “reporting company” under the Exchange Act, we are obligated to prepare and file with the SEC annual, quarterly and other reports and proxy statements. In the wake of the Enron and WorldCom scandals, we are subject to increased and constantly changing regulatory requirements under the Sarbanes-Oxley Act. Compliance with these SEC reporting and audit requirements and increased regulatory restrictions diverts the time of senior management and financial staff from other Company business. Also, as a result of these increased and changing legislative requirements, outside legal, auditing and accounting costs continue to rise and will continue to rise in the future.
     Smaller publicly traded institutions, such as the Company, have more difficulty absorbing these costs and resource allocations than larger publicly traded institutions since they represent a larger portion of our revenues. Also, due to our status as a bank holding company which owns an Alabama state chartered commercial bank, we will continue to be extensively regulated under other federal and state laws. The Bank will also continue to be subject to periodic reporting requirements and inspections from certain regulatory agencies including the Federal Deposit Insurance Commission (“FDIC”), the Board of Governors of the Federal Reserve (the “Federal Reserve Board”) and the Alabama Banking Department (the “Department”).
Purposes Of The Offer
     The Board of Directors has proposed the Offer for the following purposes:
     • Become a Non-Reporting Company. If at the conclusion of this Offer the number of Company stockholders of record is less than 300, the Board of Directors intends to deregister the Company’s common stock with the SEC. This will allow the Company to no longer be subject to the periodic reporting and proxy solicitation requirements of the Exchange Act, and the administrative burdens associated with such requirements will be reduced significantly. As a result, the Company’s management will be able to better focus on its business activities, including any long-term business strategies as well as the needs of our customers and remaining stockholders. Also, the Company will not be subject to increasing costs associated with its compliance with the Exchange Act and additional laws and regulations resulting from the Sarbanes-Oxley Act. If the Company continues to have more than 300 stockholders after this Offer is completed, the Board of Directors may explore other alternatives to reduce the number of Company stockholders to allow the Company to deregister with the SEC.
     • Enable the Company to Compete More Effectively. At the present time, there are 140 financial institutions headquartered in the State of Alabama with total assets of $500 million or less. Many of these institutions constitute our Company’s principal competition. Of these institutions, only three, including the Company, are subject to SEC reporting requirements under the Exchange Act. Thus, a total of 137 financial institutions in Alabama with total assets of $500 million or less are not subject to the expenses and other burdens of a public reporting company. If the Offer is completed, we believe that the Company will be able to compete more effectively in its market area.
     • Reduce Expenses Associated with Administering Small Stockholder Accounts. The expense of administering accounts of small stockholders is disproportionate to their ownership interest in the Company. As of the record date, we estimate that we had approximately 113 stockholders of record that held 99 or and fewer shares and 49 stockholders who beneficially owned 99 or fewer shares. These eligible record and beneficial stockholders hold an approximate aggregate of 4,900 shares of our common stock. As a result, these odd-lot owners hold approximately .3% of all of our common stock. A disproportionate amount of our administrative expense relating to stockholder accounts and reporting requirements are attributable to those stockholders holding less than .3% of our issued and outstanding stock. Even if the record stockholder base does not fall below 300, we believe that every tender by a qualified odd-lot stockholder will reduce our expenses going forward.
     • Provide Certain Stockholders the Opportunity to Sell Shares at a Premium Without Incurring Brokerage Commissions. Although listed on the AMEX, the trading market for our common stock is not very liquid. As a result, it may be difficult for some stockholders to dispose of their shares when they choose. Stockholders holding small amounts of common stock may find it uneconomical to dispose of shares due to minimum brokerage commissions which are often charged. This Offer will permit those stockholders to directly tender small amounts of shares at a premium without paying minimum brokerage commissions.
Our Reasons For Pursuing The Odd-Lot Offer Rather Than Other Alternatives
     We believe that this odd-lot Offer is currently our best strategy to achieve the objectives discussed in “Purposes of the Offer” above. While considering this issue, the Board of Directors also considered other alternatives to reduce the number of stockholders to less than 300. These other considerations included (i) a tender offer made available to all holders of common stock (rather than those odd lot holders owning 99 shares or less) and (ii) a reverse stock split or cash out merger.
     Specifically, the Board of Directors investigated the possibility of making a tender offer to purchase a set number of shares of common stock from each stockholder (e.g., 200 shares per stockholder). However, it is our understanding that this proposed format of a tender offer is not permitted under Exchange Act rules and regulations. The Company also considered making a tender offer for a fixed number of total shares to all Company stockholders. However, we were concerned that this type of tender offer would result in an oversubscription by participating stockholders. If such an offer was oversubscribed as a result of larger stockholders tendering their shares, we would be required to purchase shares from all tendering stockholders on a pro rata basis. As a result, the number of stockholders would not be reduced, and we would not accomplish our objectives. In addition, the general tender offer could ultimately prove to be more costly than the odd-lot offer.
     We also considered employing a reverse stock split, cash out merger or similar transaction. Under these alternatives, stockholders who own fewer than an established number of shares would be “cashed out” and forced to sell their shares at a pre-determined price, subject to certain rights arising by law. The primary advantage of the reverse stock split, cash out merger or similar transaction is that if it is approved by a vote of the stockholders, the success of reducing the number of stockholders and deregistering is much more certain. However, the Board did not view this alternative as comparably attractive, primarily since it would not be voluntary for participating stockholders. Also, a reverse stock split impacts all stockholders rather than just the target group. This would leave many stockholders holding fractional shares. Because an odd-lot tender offer avoids these disadvantages, we decided it would be the best initial strategy to reduce the number of stockholders. Also, this Offer permits us to attempt to achieve the purposes of the Offer discussed above. If, however, we are not successful in reducing the number of stockholders below 300, we may once again consider these and other alternatives.
Effects Of The Tender Offer
     At the record date, there were approximately 350 record holders of our common stock. At that date, approximately 113 of the record holders and 49 beneficial owners held 99 or fewer shares of our common stock and, as a result, are eligible to participate in this Offer. We calculate that if approximately 45% or more of our eligible record holders participate in the Offer, there will be less than 300 record stockholders. Participation by eligible beneficial owners will not necessarily reduce the number of our record stockholders. If upon the expiration of the Offer an insufficient number of record stockholders have tendered their shares to reduce the number of stockholders to less than 300, we may extend the Offer to allow eligible stockholders additional time to participate. Also, whether or not we extend the Offer, if we continue to have 300 or more record stockholders, we may make an additional offer to purchase shares of our common stock held by stockholders that continue to own 99 or fewer shares. We may or may not also explore other alternatives to reduce the number of stockholders, including a reverse stock split or cash out merger.
     If this Offer results in the number of our stockholders of record falling below 300, we will be eligible to deregister our common stock with the SEC, and we currently intend to do so promptly thereafter. Once we terminate the registration of our common stock under the Exchange Act, we will no longer file current and periodic reports with the SEC. We will also no longer be subject to the proxy requirements of the Exchange Act. In addition, following deregistration, our directors, executive officers and persons owning more than 10% of our outstanding shares will no longer be subject to the reporting and short-swing trading requirements of Section 16 of the Exchange Act. As a result, the amount of information provided to stockholders after deregistration may be less than the amount currently supplied. It will be more difficult for stockholders to obtain information about us. We will, however, still be subject to the record keeping and reporting policies and procedures of the Federal Reserve Board, the FDIC and the Department. We also currently intend to provide our remaining stockholders with copies of our annual audited financial statements after we become a non-reporting company. This information will not be as detailed or extensive as the information we currently file with the SEC and deliver to stockholders. We will also continue to be subject to federal and state antifraud laws, rules and regulations. This means that, among other things, officers and directors cannot trade in our common stock on the basis of material, nonpublic information.
     If we terminate our registration of the common stock with the SEC, we will no longer be eligible to have our stock quoted on the AMEX. We anticipate that our common stock will thereafter be quoted on the OTC Bulletin Board or the Pink Sheets Electronic Quotation System, but we cannot guarantee whether or when this will occur. We also cannot guarantee that an active market will exist for the remaining shares of our common stock. As a result, the limited trading market for our common stock may make it more difficult for holders to dispose of their shares. However, the Company’s common stock is currently not traded at all on many eligible trading days. As a result, the amount of liquidity lost from no longer trading on the AMEX may not be as significant as it would be for other publicly traded institutions.
     We anticipate that deregistration of our common stock will, based upon expenses incurred for the most recently completed fiscal year, result in estimated annual cost savings of approximately $172,000, which is attributable to the following cost savings:

Accounting fees related to SEC work	$18,000
Additional outside accounting for internal control compliance	75,000
Legal fees related to SEC work	30,000
Investor communications	2,500
Transfer agent fees	7,000
Stock exchange fees	16,500
Additional insurance premiums	2,500
News releases and public relations	3,000
Printing fees	17,500

TOTAL	$172,000

     The time devoted by the management of the Company to tasks associated with public reporting and the associated cost will also be eliminated.
     Although we intend to deregister our common stock under the Exchange Act if the number of record stockholders owning the Company’s common stock falls below 300 at the completion of the Offer, there is no guarantee that this will be the result of the Offer. If upon the expiration of the Offer an insufficient number of record stockholders have tendered their shares to reduce the number of stockholders owning the Company’s common stock to less than 300, we may extend the expiration date of the Offer to allow eligible stockholders additional time to participate. Also, whether or not we extend the Offer, if we continue to have 300 or more record stockholders owning the Company’s common stock, we may make an additional offer to purchase shares of our common stock held by stockholders that continue to own 99 or fewer shares. We may also explore other alternatives to reduce the number of stockholders, including another tender offer (either to all holders or odd-lot holders only), a reverse stock split or other transaction, and, if the Board of Directors continues to believe that deregistration remains in the best interests of the Company, the termination of the registration of our common stock under the Exchange Act. It is possible that if the Company were to pursue one of these alternatives the offering price in such transaction could be higher or lower than the offering price for the Offer. In the event our common stock record holders are not reduced to below 300, we will continue to be a publicly traded company subject to the reporting requirements of the Exchange Act and the SEC. Such compliance will require management time that would otherwise would be applied to the conduct of other aspects of the business and would require the Company to incur the ongoing costs identified above. The Board of Directors considered these ramifications when determining to make the Offer.
     Although we intend to deregister our common stock with the SEC if the number of record stockholders falls below 300 at the completion of this Offer, there is no guaranty that this will be the result of the Offer. In fact, there is a good chance that we may not reduce the number of stockholders below the required amount. If that happens, we will likely explore other alternatives to reduce the number of stockholders and, if it remains in the best interests of the Company, to deregister with the SEC. Otherwise, we will either continue to be a publicly traded company subject to the reporting requirements of the Exchange Act.
     Shares of common stock purchased under this Offer will be retained as treasury stock and may be restored to the status of authorized and unissued shares. The record and beneficial stockholders who are eligible to participate in this Offer hold approximately 4,900 shares of the Company’s common stock. This represents .3% of the total number of currently issued and outstanding shares. As a result, we do not anticipate any material impact on the relative stock ownership of the remaining stockholders.
     Also, if all eligible stockholders participate in this Offer, we expect to pay approximately $90,000 in the aggregate to purchase these shares, including the $50.00 payment to each stockholder to reimburse our annual servicing cost. As a result, we do not believe the completion of this Offer will have any material affect on our financial condition or results of operations. Purchases of stock and reimbursement of our estimated annual servicing costs will be funded with our cash and other liquid assets. We do not anticipate borrowing any funds to purchase shares in connection with this Offer. Also, aside from ceasing to be an SEC reporting company (provided we are eligible to do so), we intend to continue to operate our business in primarily the same manner as currently conducted. Although we cannot guaranty the continual payment of a dividend, we do not intend to change our current dividend policy or practice at this time. No changes in our executive officers or Board of Directors are anticipated to result from this Offer.
     Tendering stockholders will no longer have the opportunity to vote their shares or participate in the potential growth of the Company or dividends paid by the Company. Conversely, tendering stockholders will not face the risk of any decrease in the value of the Company’s common stock.
Certain United States Federal Income Tax Consequences
     Neither the Company nor any non-tendering stockholder is expected to incur any United States federal income tax liability as a direct result of the completion of this Offer. If you tender your shares in this Offer, your receipt of cash in exchange for your shares will be a taxable transaction for United States federal income tax purposes. The transaction may also qualify as a taxable transaction for state, local and foreign taxation purposes.
     In general, if you are an individual (i) who is a United States citizen, (ii) who has purchased the shares in the Company as an investment and not as part of a straddle or hedging or conversion transaction, (iii) who is selling all of his or her shares held in the Company, and (iv) who is not affiliated with any other person or entity who will own shares in the Company after the Offer is completed (a “Typical Stockholder”), the Company expects that you will be treated for United States federal income tax purposes as if you had sold your shares for the cash paid by the Company. You would recognize gain or loss in the sale in an amount equal to the amount by which the cash you receive from the Company exceeds or is less than your tax basis in the shares sold to the Company. The gain or loss would constitute a capital gain or loss that would be classified as long term or short term capital gain depending upon how long you have held the shares. If you have held the shares for more than one year, the gain or loss would be long term; otherwise the gain or loss would be short term. Long term capital gain is currently subject to a significantly lower maximum tax rate than short term capital gain or ordinary income. While a capital loss may generally be used to offset other capital gains, a capital loss can be used to offset only a very limited amount of ordinary income.
     If you do not fit within the definition of Typical Stockholder, you may be subject to United States federal income tax consequences different from or in addition to those described in the preceding paragraph. Even stockholders who do fit within the definition of Typical Stockholder may be subject to particular circumstances which may make them subject to United States federal income tax consequences that are different from or in addition to those described above. In either case the differences may be material.
     Please also review the discussion entitled “Terms of The Offer — Procedure for Tendering Shares — Backup U.S. Federal Income Tax Withholding.”
     THE FOREGOING DISCUSSION IS BASED ON EXISTING UNITED STATES FEDERAL INCOME TAX LAWS WHICH ARE SUBJECT TO CHANGE, AND ANY CHANGE MAY HAVE A RETROACTIVE EFFECT. THE FOREGOING DISCUSSION IS PROVIDED FOR GENERAL INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE LEGAL, ACCOUNTING, OR OTHER PROFESSIONAL ADVICE OR A GUARANTEE OF TAX CONSEQUENCES TO ANY PARTICULAR STOCKHOLDER. EACH STOCKHOLDER IS EXPECTED AND ENCOURAGED TO CONSULT THE STOCKHOLDER’S OWN QUALIFIED TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES (FEDERAL, STATE, LOCAL, AND FOREIGN) TO THE STOCKHOLDER OF TENDERING SHARES PURSUANT TO THE OFFER.
Determination Of Fairness Of Offer By Our Board Of Directors
     For reasons discussed below, the Board of Directors believes that this Offer is fair to affiliated and unaffiliated stockholders of the Company, whether or not such stockholders are eligible to participate in this odd-lot Offer. This belief is based on the Board of Directors’ knowledge of the Company’s business as well as other factors. Specifically, the Board of Directors believes that this Offer is fair to eligible stockholders for the following reasons:
•	This Offer is voluntary. Eligible stockholders are not required to tender their shares.

•	The Offer purchase price is at a premium to current trading prices. We are offering to pay $16.25 for each share of common stock tendered under this Offer, which represents a $2.30, or 16%, premium over the last share sales price for our common stock reported on the AMEX prior to the record date. We are also offering an additional payment of $50.00 to each stockholder who accepts this Offer by December 3, 2007.

•	The Offer purchase price is higher than any traded price since December 16, 2004.

•	Eligible stockholders who directly tender their shares to the Company may avoid brokerage commissions that they would otherwise be incurred if the shares were sold in an open market transaction.

•	This Offer provides eligible stockholders an opportunity to sell their shares at a premium in a market which has not evidenced great liquidity. However, these benefits must be weighed against the fact that tendering stockholders will no longer benefit from future earnings and growth in the Company or our common stock.
     These benefits, however, must be weighed against the fact that tendering stockholders will no longer benefit from any future earnings and growth in the Company of our common stock; conversely, they will no longer bear the risk of decreased equity value.

     Our Board of Directors also believes that the Offer is fair to stockholders who are not eligible to participate or who otherwise decide not to tender. This belief is based on the Board’s consideration of the following material factors:
•	If we are able to terminate the registration of our common stock under the Exchange Act, we believe that the cost savings will benefit those stockholders who did not participate in the Offer. These cost savings include known and unknown expenses which will be incurred by public companies under the Sarbanes-Oxley Act. Also, management will be able to better focus its resources on operating the Company’s business. These cost savings and increase in focus should enhance our ability to increase the Company’s profitability. Even if the Company continues to have more than 300 stockholders after the completion of this Offer, we will eliminate certain administrative expenses related to the small stockholders who tendered their shares pursuant to this Offer.

•	If we succeed in deregistering our common stock with the SEC, we will no longer be subject to the SEC reporting or proxy disclosure requirements. However, we intend to continue to provide annual audited financial information to our stockholders. We will also be subject to the regulatory and supervisory authority of other governmental agencies applicable to bank holding companies and state savings banks, including the Federal Reserve Board, the FDIC, and the Department.

•	If our common stock is no longer subject to the Exchange Act reporting requirements, we will no longer be eligible to have our stock quoted on the AMEX. This could adversely effect the liquidity, trading volume and marketability of our common stock even further than currently existing. However, we do not anticipate this change to have a significant impact on the remaining stockholders. There has not been a very active trading market for the shares of common stock in the past 12 months on the AMEX. Also, although we cannot guarantee how and when it will occur, we anticipate that the Company stock will trade on the OTC Bulletin Board or the Pink Sheets Electronic Quotation System.
     In determining a fair and equitable price for the Offer, the Board of Directors considered a number of factors, including current market prices, historical stock prices for the Company and trading volume activity. Additionally, in determining the price to be paid for tendered shares in the Offer, the Board of Directors considered the premium it represented over the current market price and took into account the Company’s financial performance to date and estimates for 2007 and 2008. It also considered the prices at which an offer for so few shares per odd-lot holder may become compelling enough for those eligible to participate to consider taking the time to do so.
     After careful consideration of these factors, the Board of Directors concluded that the price was a fair and motivating price to stockholders for the tendered shares and, also, to the remaining stockholders after taking into account the effects of the Offer on the Company.
•	Current and Historical Market Prices. The current and historical market prices were important considerations for the Board of Directors. The market price for a share of common stock over the 52-weeks ended September 30, 2007 has ranged between approximately $13.75 and $16.00. The $16.25 per share price to be paid for tendered shares in the Offer represents a $2.30 per share, or 16%, premium over the current market price as of the close of business prior to the record date for the Offer.

•	Servicing Cost Reimbursement. The additional payment of $50.00 to each stockholder who accepts the Offer represents a reimbursement of our estimated annual servicing costs (transfer agent, proxy statement, annual report, postage, etc.) for each stockholder of record. It is not based on the number of shares held as of the record date. In determining the fairness of the Offer, the Board determined that it was appropriate to allow odd-lot stockholders to receive this one-time benefit for taking the time to accept the Offer. Otherwise, the cost would have to be incurred by the Company.

•	Book Value. As of September 30, 2007, the net book value per share of our common stock was $14.04. The $16.25 offer price therefore represents a substantial benefit to holders who are eligible to participate in the Offer and receive value for their shares otherwise not available to them.

•	Liquidation Value. In determining the fairness of the Offer, the Board of Directors did not attempt to establish the liquidation value of the Company. The Board of Directors determined that such a valuation would not be material to its decision in light of the fact that the Company does not intend to liquidate, and the Offer will not materially affect the Company’s operations or business.

•	Going Concern. The Board of Directors did not assign a “going concern” value to the Company’s common stock. A going concern is an attempt to value a company as an operating business. It is often expressed as the present value of future earnings of a company in the context of the returns an investor could expect to receive on the investment over a future period. The Board of Directors determined that the cost of such a valuation far outweighed any benefit and that the valuation would not be material to its discussion concerning whether the Offer was fair to unaffiliated stockholders because the Company itself was not for sale, and only a small percentage of the Company’s stock may be repurchased in the Offer.
     The above discussion is intended to describe the factors upon which we based our determination that the Offer is fair to all stockholders. In reaching this determination that the Offer is fair to all stockholders, our Board of Directors considered all factors as a whole and did not assign specific weight to particular factors. Individual directors may have given different weight to these factors. However, none of the factors that our Board of Directors considered led the Board to believe that the Offer is unfair to stockholders.
     This Offer was approved by the unanimous vote of our Board of Directors, including all of the directors who are not Company or Bank employees. Given the consensus of our Board of Directors that the Offer is fair to stockholders who are eligible and not eligible to participate in the Offer, the Board did not appoint a committee of disinterested directors or obtain an unaffiliated representative to negotiate the terms of the Offer. The Board also did not obtain an unaffiliated representative to prepare any report, opinion or appraisal relating to the consideration, or the fairness of the consideration, to be offered pursuant to this Offer. Because of the very small size of this Offer and the premium of the purchase price offered over the market price on the record date, the Board determined that the engagement of an unaffiliated stockholder representative on behalf of unaffiliated stockholders was not practical or advisable.
     Our Board of Directors also believes that the Offer is procedurally fair since it is voluntary. As a result, stockholders are entitled to make individual decisions based on their personal financial situation, personal risk tolerance or personal view of the Company.
     No vote of stockholders related to this Offer is required under Delaware law, and the vote of directors did not deem a vote of stockholders necessary given the circumstances of the transaction.
     NEITHER WE NOR OUR BOARD OF DIRECTORS IS MAKING ANY SPECIFIC RECOMMENDATION REGARDING WHETHER YOU SHOULD TENDER YOUR SHARES IN THIS OFFER. ACCORDINGLY, YOU MUST MAKE YOUR OWN DETERMINATION AS TO WHETHER OR NOT YOU WISH TO TENDER YOUR SHARES.
Entitlement To Dividends
     Stockholders who tender their shares in the Offer will still receive dividends declared by our Board of Directors prior to the close of this Offer. However, if you tender your shares in connection with this Offer, you will not have any rights to receive dividends that may be declared after this Offer is completed.

Possibility Of Second Transaction To Reduce The Number Of Stockholders
     If this Offer does not result in the Company having fewer than 300 stockholders of record, the Company, in its discretion, may consummate a second step transaction in which certain shares of common stock not purchased in this Offer would be exchanged for cash. The purpose of this second step would be to reduce the number of our stockholders below 300 so that we would be eligible to deregister our common stock with the SEC. Such a second step transaction may employ a reverse stock split, cash out merger or similar transaction and may be subject to stockholder approval if it is to be conducted on an involuntary basis. In the event an involuntary second step transaction takes place, stockholders may or may not have dissenters’ rights with respect to that transaction.
TERMS OF THE OFFER
General
     We are offering to purchase all shares of our common stock held by stockholders who own 99 or fewer shares of our common stock as of the close of business on October 10, 2007, the record date. Properly tendered shares by these odd-lot stockholders will be purchased at $16.25 per share, which is a $2.30, or 16%, premium over the last share sales price of our common stock reported on the AMEX prior to the record date. We are also offering an additional payment of $50.00 to each stockholder who accepts this Offer by December 3, 2007.
     A proper tender will include delivery of a properly executed Letter of Transmittal to the Depositary at the address provided on the Letter of Transmittal. Payment for properly tendered shares will be made as soon as practicable upon the expiration of the Offer.
     You may tender your shares only if you are the owner of record of 99 or fewer shares of our common stock. You are also eligible to participate in this Offer if you are the beneficial owner of the 99 or fewer shares held in “street name.” These shares will often be held in a brokerage account maintained by you.
     All questions about eligibility of any stockholder to participate in this Offer will be determined by us in our sole discretion. If you have questions regarding your eligibility as to this Offer, you may contact Mr. Fuqua at (615) 324-7311 (telephone) or (615) 254-3420 (facsimile).
     Participation in this Offer is entirely voluntary. You may choose to continue to hold your shares and retain your rights as a stockholder, including the right to vote your shares and receive dividends to the extent dividends are declared by our Board of Directors. However, if you are a holder of 99 or fewer shares and you elect to accept this Offer, you must tender all of your shares. This Offer is also subject to the conditions discussed below. Only shares properly tendered and not properly withdrawn will be purchased.
     We estimate that approximately 113 of our 308 stockholders of record plus approximately 49 beneficial stockholders are eligible to participate in this Offer. These eligible stockholders own approximately 4,900 issued and outstanding shares of our common stock. Assuming all of these stockholders elect to participate in the Offer, and the shares are properly tendered at the Offer price of $16.25 per share, the total cost to us for purchasing these shares will be $90,000. All purchases we make pursuant to this Offer will be funded with our cash and other liquid assets.
     Because we are offering to purchase shares only from stockholders owning 99 or less shares of our common stock, this Offer constitutes an “odd-lot tender offer” and is being conducted pursuant to Rule 13e-4(h)(5) under the Exchange Act. Also, because at the completion of this Offer the number of stockholders of record might be reduced to below 300, this Offer also constitutes a “going-private transaction” and is being conducted in compliance with Rule 13e-3 under the Exchange Act.
Conditions Of The Offer
     This Offer is not conditioned on the receipt of tenders for any minimum number of shares. We will not accept any alternative, conditional or contingent tenders. Also, any tender of shares by any eligible stockholder must be for all of your shares. If we fail at any time to exercise any of the foregoing rights, that failure to exercise shall not constitute a waiver of those rights.

Expiration And Extension Of The Offer; Amendment
     The expiration date of this Offer is December 3, 2007, unless we elect to extend the Offer to a later date or terminate it earlier at our discretion. Your Offer documents must be received by the Company no later than 5:00 p.m. Central Time on the expiration date, or at any date thereafter to which the Offer is extended by us.
     We reserve the right, in our sole discretion, to extend the period of time during which the Offer is open and thereby delay acceptance of, and payment for, the shares tendered. Promptly following the expiration date, we will accept and pay for, and thereby purchase, shares promptly tendered and not properly withdrawn. We also reserve the right, in our sole discretion, to terminate the Offer subject to applicable law.
     In addition, subject to compliance with applicable law, we further reserve the right to amend the Offer in any respect in our sole discretion. Amendments to the Offer may be made at any time and from time to time effected by public announcement. In the case of an extension, we intend to make such an announcement no later than 9:00 a.m. Central Time on the next business day after the last previously scheduled or announced expiration date. “Business Day” means any day other than a Saturday, Sunday or United States federal holiday. We intend to make any public announcement changing or extending the Offer promptly to stockholders in a manner reasonably designed to inform you of the change. Except as otherwise required by applicable law, we have no obligation to publish, advertise or otherwise communicate this public announcement other than by issuing a press release.
Procedure For Tendering Shares
     Record Holders. If you are an eligible stockholder for this Offer, and you wish to tender those shares for which you are the stockholder of record, you should complete and sign the Letter of Transmittal (the blue document) according to its instructions as provided in this package. You should mail the Letter of Transmittal or deliver it, together with the certificates for your shares, any required signature guarantee and other required documents, in the enclosed envelope to the Company at 1811 Second Avenue, Jasper, Alabama 35502-1388 on or prior to 5:00 p.m., Central Time, on Monday, December 3, 2007.
     We will not require signature guarantees as long as the Letter of Transmittal is signed by the record holder of the tendered shares. For purposes of this section, the record holder of the shares includes any participant in the Depository Trust Company (“DTC”), which is a securities depositary, whose name appears on the security position listing as the owner(s) of the shares. However, the signature guarantee is required if the record holder has completed either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” on the Letter of Transmittal. No signature guarantee is required for shares tendered for the account of a registered national securities exchange or the National Association of Securities Dealers, Inc. or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union, that is a member of an approved signature guarantee medallion program (an “Eligible Institution”). Otherwise, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution in accordance with the instructions in the Letter of Transmittal.
     If a stock certificate is registered in the name of a person other than the person executing the Letter of Transmittal, or payment is to be made to a person other than the record stockholder, then the certificate must be endorsed on its reverse side or must be accompanied by an appropriate stock power with the signature guaranteed by an eligible guarantor institution. All certificates endorsed on the reverse side or stock powers must be signed exactly as the name of the record stockholder appears on the stock certificate.
     Beneficial Holders. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that institution if you desire to tender your shares. You may also contact Mr. Fuqua at (615) 324-7311 for further information. If your shares are held by a broker, dealer, bank or other institution, you should consult with them to determine whether they will impose transaction costs with respect to the tender of your shares.
     Guaranteed Delivery. If you cannot deliver your stock certificates or other required documents to the Company before the expiration date of the Offer, you may tender your shares by using the guaranteed delivery procedure. To tender your shares by this method, you must complete and sign the Notice of Guaranteed Delivery in the form we have provided with this document (the yellow document). This Notice of Guaranteed Delivery must be delivered to the Company before the expiration date of the Offer. The Notice of Guaranteed Delivery must be guaranteed by an Eligible Institution. Your endorsed stock certificates along with a properly completed signed Letter of Transmittal (or an agent’s message) and any other documents required by the Letter of Transmittal must be received by the Company within three (3) business day of the expiration of the Offer in order for your tender to be effective.
     Method of Delivery. The method of delivery of all documents, including stock certificates, the Letter of Transmittal and other required documents, is at the discretion and risk of the tendering stockholder. You should allow adequate time for the delivery of the documents. If you would like to deliver the documents by mail, we recommend that you use registered mail and request a return receipt.
     Backup U.S. Federal Income Tax Withholding. To prevent federal income tax backup withholding equal to 30% of the gross payments made to stockholder for shares purchased under this Offer, each stockholder who has not otherwise established an exemption from such withholding must provide the Company with the stockholder’s correct taxpayer identification number. You should provide this information by completing the substitute Form W-9 included in the Letter of Transmittal (the blue document). Certain stockholders (including, among others, all corporations and certain foreign stockholders) are not subject to these backup withholding rules. Please consult with your own tax advisor regarding your qualification from exemption from backup withholding and the procedure for obtaining any applicable exemption.
Lost Or Destroyed Certificates
     If your certificate for part or all of your shares of common stock has been lost, stolen, misplaced or destroyed, you should contact the Company at the address and phone number listed at the end of this Offer to Purchase for instructions on submitting a lost share affidavit. This lost share affidavit will be required to be submitted, together with the Letter of Transmittal, in order to receive payment for shares of common stock tendered and accepted. You will not be required to post a surety bond to secure against a risk that the certificate(s) may be subsequently re-circulated.
Termination Of Validity; Rejection Of Shares
     We reserve the exclusive right to determine all questions as to the validity, form, eligibility (including time and receipt), and acceptance for payment of any tender of shares in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer with respect to all stockholders or any defect or irregularity in any tender with respect to any particular stock or any particular stockholder. Our interpretation of the terms of the Offer will be final and binding on all parties. No tender of shares will have been deemed to have been properly made until all the defects or irregularities have been cured by the tendering stockholder or waived by us. Unless waived, any defects and irregularities in connection with tenders must be cured within the time period, if any, we determine in our sole discretion. Neither the Company, nor any other person, will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give any such notification.
Representations Of Tendering Stockholders
     A tender of shares by you will be treated as a representation by you that (i) you are the beneficial owner of 99 or fewer shares as of the record date, (ii) you are tendering all of the shares beneficially owned by you, and (iii) you hold a “net long position” in our common stock equal to a number of tendered shares. You are also deemed to have represented that you own the tendered shares free and clear of any liens or other encumbrances and that you have the authority to sell the tendered shares to us. It is a violation of the securities laws for a person, directly or indirectly, to tender shares for that person’s account unless, at the time of the tender and at the expiration date (including any extensions), the tendering person (1) has a net long position equal to or greater than the number of shares tendered and (2) will deliver or cause to be delivered the shares in accordance with the terms of the Offer. You will also agree to complete any additional documents that we request in order to complete the sale of your shares to us. You acknowledge that the Company’s acceptance for payment of the shares tendered under this Offer will constitute a binding agreement between you and the Company upon the terms and conditions described in this Offer to Purchase and related documents.

Return Of Unpurchased Shares
     If any tendered shares are not purchased by us or are properly withdrawn by you, stock certificates for unpurchased shares will be returned as soon as practicable after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable. In the case of shares tendered by a book-entry in our DTC account, the shares will be credited to the appropriate account maintained by the tendering stockholder. In each case, shares will be returned or credited without expense to the tendering stockholder.
No Dissenters’ Rights; No Stockholder Vote
     Whether or not you tender your shares, dissenters’ rights are not available in connection with this Offer. This Offer is not subject to a stockholder vote.
Withdrawal Rights
     You may withdraw shares you have tendered at any time before the expiration date or any extension thereof. Shares may also be withdrawn if we have not accepted the shares for payment within 20 business days following the expiration of the Offer or any extension thereof. In order to effectively withdraw your tender, you will need to provide the Company with an original written or facsimile (confirmed by telephone) notice of withdrawal. Your notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn, and the name of the registered stockholder of the shares withdrawn. If the certificates for the shares to be withdrawn have been delivered to the Company, then you must also include the serial numbers for the certificates in your notice of withdrawal, and your signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless such shares have been tendered for the account of an eligible guarantor institution.
     All questions about the form and validity (including the time and receipt) of any Notice of Withdrawal will be determined by us, in our sole discretion, and our determination will be final and binding. Neither we nor any one else has any duty to give notification of any defects or irregularities on any notice of withdrawal or shall be liable for failure to give any such notification.
     You may not rescind any withdrawal. Any shares properly withdrawn will thereafter be deemed not properly tendered for purposes of this Offer, unless you properly re-tender the withdrawn shares before the expiration date of this Offer.
Purchase And Payment
     Promptly following the expiration date of this Offer, we will accept your shares properly tendered and not withdrawn prior to the expiration date, and you will have entered into a binding agreement regarding the purchase of your shares on the terms and conditions described in this Offer to Purchase. Under the terms of the Letter of Transmittal, you will have waived any right to be notified of our acceptance of your tender. We will pay for the shares purchased by sending payment to the tendering stockholders. We will not pay interest on the purchase price to be paid under any circumstances regardless of any delay in making the payment.
Brokerage Commission
     If you are a record stockholder and you tender your shares directly to us, you will not incur any sales commissions or other charges. However, if you hold shares or tender shares through a broker, bank or other institution, you should consult with the broker, bank or other institution to determine whether the transaction costs are applicable to your transaction.
Source And Amount Of Funds
     We have estimated that the total number of shares that may be sold by eligible stockholders pursuant to this offer is approximately 4,900. Assuming all the eligible stockholders elect to participate in the Offer and the shares offered are purchased at the Offer price of $16.25 per share, plus $50.00 to each tendering stockholder, the total cost to us would be approximately $90,000. This amount does not include our expenses associated with this Offer, which are estimated to be $35,000, as discussed below under “Fees and Expenses.”
     We anticipate that we will pay for all validly tendered shares, as well as of the costs and expenses of this Offer, with cash on hand.
Fees and Expenses
     We will pay all fees and expenses associated with this Offer. We estimate that our total expenses associated with this Offer will be $35,000, consisting of the following:

Information Agent Fee and Expenses	$8,500
Legal Fees	$15,000
Printing and Mailing costs	$6,000
SEC Filing and Edgar fees	$2,000
Miscellaneous	$3,500

Total Estimated Expenses	$35,000

     We have retained Corporate Communications, Inc., as information agent, to assist in distributing the Offer and, if requested by us, making telephone calls and otherwise assisting us in contacting the eligible stockholders. The information agent will receive reasonable and customary compensation for its services and will be reimbursed for certain out-of-pocket expenses.
     Our directors, officers and employees may also solicit tenders pursuant to this Offer in person, by telephone or through other forms of communication, but these persons will not receive any additional compensation for the solicitations.
     We will not pay any fees or commissions to any broker, dealer, or other person for soliciting tenders of shares pursuant to this Offer. We will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials related to this Offer to their customers.
     We will pay the fee charged by our transfer agent for lost certificates, provided that the stockholder executes the requisite affidavit and indemnity instruments.

INFORMATION ABOUT THE COMPANY
Market Price and Dividend Information
     Our common stock is traded on the AMEX under the symbol “PLE.” The following table reflects the high and low sales price for our common stock for each quarter during the last two years.

	Stock Price
	High	Low
2007
First Quarter	$15.88	$14.90
Second Quarter	15.45	14.05
Third Quarter	14.85	14.10
Fourth Quarter (through November __, 2007)	14.60	13.95

2006
First Quarter	$14.70	$13.65
Second Quarter	15.00	13.70
Third Quarter	15.05	14.10
Fourth Quarter	16.00	13.75

2005
Fourth Quarter	$15.10	$12.75
     On October 10, 2007, the record date for this Offer, closing sale price for our common stock was $13.95 per share. The Company has a total of 1,462,359 shares issued and outstanding at the time of this Offer.
     Dividends of $.44 per share ($.11 per share in each of the four quarters) were declared and paid during 2006 and 2005. In addition, dividends of $.11 per share were declared and paid in each of the first and second quarter of 2007.
     Under Alabama law, the approval of the Superintendent of Banks of the State of Alabama is required if the total of all the dividends declared by the Bank in any calendar year exceeds the Bank’s net income as defined for that year combined with its retained net income for the preceding two calendar years. Federal law provides that no insured depository institution may make any capital distribution (including a cash dividend) if the institution would not satisfy one or more of its minimum capital requirements after the distribution. The Bank is also not permitted to declare or pay a cash dividend on or repurchase any of its capital stock if the effect thereof would be to cause its net worth to be reduced below the amount required for the liquidation account established in connection with the Bank’s conversion from mutual to stock ownership.

Management Information
     Set forth below is a list of our directors and executive officers, together with their ages and principal occupations. Unless otherwise indicated, all persons have held the positions described as their principal occupation for at least 5 years.
     GREG BATCHELOR, age 52, has been President of Dependable True Value Hardware, Inc. in Russellville, Alabama since 1992. Prior to that, he was Manager.
     O. H. BROWN, age 63, has been a certified public accountant with the accounting firm of Haynes Downard, LLP, Jasper, Alabama, since December 2004. Previously, he was with the accounting firm of Warren, Averett, Kimbrough and Marino, LLC.
     JAMES W. CANNON, age 64, is retired. From 1995 until 2003, he was Senior Vice President — Operations of Burton Golf, Inc., a manufacturer of golf bags headquartered in Fort Walton Beach, Florida. In May 2005, Mr. Cannon was elected Chairman of the Board of Directors of each of the Company and the Bank.
     WILLIAM W. HUMPHRIES, age 59, is engaged in the timber and land business.
     SAM W. MURPHY, age 60, is Chairman of the Board and Chief Executive Officer of Murphy Furniture Manufacturing Co., Inc., a furniture manufacturer located in Jasper, Alabama.
     ROBERT B. NOLEN, JR., age 48, joined the Company in 1987 as First Vice President, Chief Financial Officer and Treasurer. In 1990, Mr. Nolen was appointed Executive Vice President of the Company, and in 1994, Mr. Nolen was appointed President and Chief Executive Officer of the Company.
     AL H. SIMMONS, age 60, joined the Company in 1973 and served as President of the Company from 1979 until 1994. Mr. Simmons was Chairman of the Board of Directors of each of the Company and the Bank from 1989 to 2005. Mr. Simmons has been an insurance agent with Pittman & Associates, Inc., Birmingham, Alabama, since April 1998.
     JAMES T. WAGGONER, age 70, has been President of Birmingham Business Consultants, LLC, a healthcare consulting firm in Birmingham, Alabama, since 1995. He was also Vice President, External Affairs, HealthSouth Corporation until 2003. In addition, Mr. Waggoner serves as an Alabama State Senator.
     MARY JO GUNTER, age 54, is Vice President and Corporate Secretary of the Company and Senior Vice President, Banking Services and Corporate Secretary of the Bank. Ms. Gunter joined the Bank in 1976.
     Each of the above persons is a citizen of the United States. None of the above individuals has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors). In addition, none of the above individuals has been a party to any judgment or administrative proceeding during the past five (5) years that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Beneficial Ownership of Common Stock
     The following table sets forth, as of the record date, certain information as to the person believed by management to be the beneficial owner of more than 5% of the outstanding shares of common stock and as to the shares of common stock beneficially owned by executive officers and directors of the Company. This information is based on the most recent reports filed by such persons or information provided to the Company by such persons.

	Amount and Nature of		Percent of Shares of
Name	Beneficial Ownership(1)		Common Stock Outstanding
Greg Batchelor	44,620		3.0%
O.H. Brown	12,800		*
James W. Cannon	8,498		*
William W. Humphries	1,372		*
Sam W. Murphy	24,460		1.7%
Robert B. Nolen, Jr.	30,602	(2)	2.1%
Al H. Simmons	68,711		4.7%
James T. Waggoner	450		*
Mary Jo Gunter	4,000		*

All executive officers and directors as a group (9 persons)	195,513	(3)	13.4%

Jeffrey L. Gendell	130,600	(4)	8.9%
Tontine Management, L.L.C.
Tontine Financial Partners, L.P.
55 Railroad Avenue
Greenwich, CT 06830

(1)	In accordance with Rule 13d-3 under the Exchange Act, a person is considered to “beneficially own” any shares of common stock (a) over which he has or shares voting or investment power, or (b) of which he has the right to acquire beneficial ownership at any time within 60 days of the record date. As used herein, “voting power” is the power to vote or direct the vote of shares, and “investment power” is the power to dispose or direct the disposition of shares.

(2)	Includes 18,062 shares allocated to Mr. Nolen’s account in the Bank’s 401(k) retirement plan and options to acquire 10,000 shares under the stock option plan.

(3)	Includes shares owned directly by directors and officers of the Company as well as shares held by their spouses and minor children and trusts of which certain directors are trustees, but does not include shares held or beneficially owned by other relatives as to which they disclaim beneficial ownership. Also includes shares of common stock underlying options granted under the stock option plan which are exercisable within 60 days of the record date and shares allocated to participants in the Pinnacle Bank 401(k) retirement plan.

(4)	Mr. Gendell serves as the Managing Member of Tontine Management, L.L.C., a Delaware limited liability company (“TM”), which is the general partner of Tontine Financial Partners, L.P., a Delaware limited partnership (“TFP”). TM has the power to direct the affairs of TFP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell directs TM’s operations. Mr. Gendell reported sole voting and dispositive power of 6,000 shares and shared voting and dispositive power with TM and TFP of 124,600 shares as of December 31, 2006.
Certain Indebtedness and Transactions of Management
     We make loans to our executive officers and directors, as well as their family members and affiliated entities, in the ordinary course of our business. These loans are currently made on the same terms, including interest rates and collateral, as those then prevailing for comparable transactions with nonaffiliated persons. These loans do not involve more than the normal risk of collectibility or present any other unfavorable features. Applicable regulations prohibit us from making loans to executive officers and directors on terms more favorable than could be obtained by non-executive employees. The Bank’s policy concerning loans to executive officers and directors currently complies with such regulations.

Summary Consolidated Financial Information
     The following tables set forth certain summary historical consolidated financial information for the Company for the years ended December 31, 2005 and 2006 and the nine months ended September 30, 2006 and 2007. This summary financial information has been derived from, and should be read in conjunction with, our audited consolidated financial statements as of, and for, the years ended December 31, 2005 and 2006, which are incorporated herein by reference to our annual report on Form 10-KSB for the year ended December 31, 2006, and our unaudited consolidated financial information as of, and for the nine months ended, September 30, 2006 and 2007, which is incorporated herein by reference from our quarterly report on Form 10-QSB for the nine months ended September 30, 2007. We do not anticipate that the cost of this Offer will have a material effect on the summary financial information presented below.
Summary Consolidated Statements of Financial Condition

	September 30,	December 31,	December 31,
	2007	2006	2005
	(Dollars in thousands)
Assets
Total cash and cash equivalents	$3,336	$4,206	$3,785
Interest-bearing deposits in other banks	2,892	8,599	13,369
Securities available-for-sale	87,837	87,852	80,654
Federal Home Loan Bank stock	562	532	507
First National Bankers Bancshares stock	525	525	525
Loans held for sale	891	976	374
Loans receivable, net of allowance for loan loses of $1,404, $1,382 and $1,383, respectively	127,628	113,490	106,256
Real estate owned, net	186	209	381
Premises and equipment, net	7,028	7,076	5,892
Goodwill	306	306	306
Bank owned life insurance	5,666	5,413	5,096
Accrued interest receivable	1,543	1,536	1,372
Other assets	1,121	1,513	1,730
Total assets	239,522	232,234	220,249
Liabilities and Stockholders’ Equity
Total deposits	207,365	206,570	192,552
Subordinated debt	3,093	3,093	3,093
Borrowed funds	3,200	—	2,375
Official checks outstanding	3,095	1,006	1,088
Accrued interest payable	1,327	1,263	786
Other liabilities	891	897	944
Total liabilities	218,972	212,828	200,839
Total stockholders’ equity	20,550	19,406	19,410
Total liabilities and stockholders’ equity	239,522	232,234	220,249

Summary Consolidated Statements of Operation

	Nine Months Ended		Year Ended
	September 30,		December 31,
	2007	2006	2006	2005
	(Dollars in thousands, except per share data)
Total interest income	$10,829	$9,770	$13,265	$11,559
Total interest expense	5,959	4,842	6,722	4,717
Net interest income	4,870	4,928	6,543	6,842
Provision for loan losses	235	382	405	575
Total non-interest income	1,282	1,469	1,890	1,816
Total non-interest expense	4,431	4,575	6,062	5,875
Total income tax expense	449	448	615	691
Net Income	$1,038	$992	$1,351	$1,517
Basic net earnings per common share	$0.71	$0.66	$0.90	$0.98
Diluted net earnings per common share	$0.71	$0.66	$0.89	$0.96
Book value per share	$14.04	$12.45	$13.00	$12.54
Earnings to fixed charges	$1.25	$1.30	$1.29	$1.47
Key Operating Ratios

	Nine Months Ended		Year Ended
	September 30,		December 31,
	2007	2006	2006	2005
Return on assets (net earnings divided by average total assets)(4)	0.58%	0.59%	0.60%	0.70%
Return on equity (net earnings divided by average equity) (4)	7.00%	7.06%	7.20%	7.80%
Tangible-equity-to-assets ratio (average equity divided by average total assets)	8.30%	8.40%	8.40%	9.00%
Interest rate spread	2.92%	3.19%	3.10%	3.40%
Net interest margin(1)	2.96%	3.20%	3.20%	3.43%
Non-performing loans to total loans(2)	0.26%	0.17%	0.37%	0.22%
Non-performing assets to total assets(3)	0.22%	0.22%	0.27%	0.28%
Allowance for loan losses to total loans	1.09%	1.34%	1.20%	1.28%
Allowance for loan losses to non-performing loans	414.16%	767.53%	329.05%	586.02%
Net charge-offs to average loans	0.18%	0.26%	0.37%	0.35%
Non-interest expense to average assets(4)	2.50%	2.70%	2.70%	2.70%
Average interest-earning assets to average interest bearing liabilities	101.00%	100.00%	101.00%	102.00%

(1)	Net interest income/average interest earnings assets.

(2)	Includes non-accruing loans and loans delinquent 90 days or more.

(3)	Includes non-performing loans and real estate owned.

(4)	Annualized.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” information to this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed by the Company with the SEC under the Exchange Act. The information incorporated by reference is deemed to be a part of this Offer to Purchase, except for any information specifically superseded by information in this Offer to Purchase. We have filed our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006; and Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, and applicable portions of these reports are incorporated by reference in this Offer to Purchase.
     Any documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer to Purchase and prior to the expiration of the Offer, as it may be extended, will automatically be deemed to be incorporated by reference in this Offer to Purchase and to be a part hereof from the date of filing these documents.

     No person is authorized to give any information or represent anything not contained in this Offer to Purchase. The information contained in this Offer to Purchase, as well as any reported information we file with the SEC, is only current as of the date of that information. Our business, financial condition, results of operation and prospects may have changed since that date.
ADDITIONAL INFORMATION
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a transaction statement on Schedule 13e-3 with the SEC relating to this Offer. You may read and copy of this statement or any other report or information that we file with the SEC at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also receive copies of these documents upon payment of the SEC’s prescribed fees by writing to the SEC’s public reference section. Please call the SEC at 1-800-SEC-0330 for further information. The SEC maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants like us that file electronically with the SEC. You can inspect the reports, proxy statements and other information on this website.
     Questions concerning this Offer or the tender procedures and requests for assistance may be directed to the Company at the telephone number listed below. Additional copies of this Offer to Purchase, Letter of Transmittal or other tender offer materials may be obtained from the company. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning this Offer. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by the stockholder or the stockholder’s broker, dealer, bank, trust company or other nominee to the Company at the address listed below:
Pinnacle Bancshares, Inc.
1811 Second Avenue
Jasper, AL 35502-1388
(205) 221-4111 (telephone)
(205) 221-8870 (facsimile)
Attn: Marie Guthrie
          Treasurer
     The Information Agent for this Offer is:
Corporate Communications, Inc.
523 Third Avenue S.
Nashville, TN 37210
Attn: Gil Fuqua
(615) 324-7311 (telephone)
(615) 254-3420 (facsimile)
November __, 2007